

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Bret Yunker
Chief Financial Officer
Caesars Entertainment, Inc.
100 West Liberty Street, 12th Floor
Reno, NV 89501

> **Re: Caesars Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-36629**

Dear Mr. Yunker:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 36

1. It appears that you have identified several key performance metrics. However, it does not appear that you have quantified those metrics in your filing. Please tell us how you determined it was unnecessary to quantify these key performance metrics in your filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction